82-34988

07028217

ROCHE BAY PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the six months ending 30 September 2007
for the second quarter of Fiscal Year 2008

SUPPL

11/27

82-34988

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

PROFIT AND LOSS ACCOUNT
For the six months ended 30 September 2007

	30 Sept 2007 $	30 Sept 2006 $
Income	12,374,572	25,065
Interest Received	2,430	25,065
Other Income - Joint Venture Fees	12,372,142	-
Expenditure	4,743,062	786,972
Administrative Fees	4,664,266	508,381
Professional fees	78,796	278,591
Profit (Loss) for the period	7,631,510	(761,907)
Dividends declared	4,170,867	-
Retained Income for the period	3,460,643	(761,907)
Retained Income (Accumulated Loss) at 1 April 2007	(3,403,550)	(1,764,250)
Retained Income (Accumulated Loss) at 30 September 2007	$ 57,093	$ (2,526,157)

82-34988

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

BALANCE SHEET
at 30 September 2007

	30 Sept 2007 $	30 Sept 2006 $
Fixed Assets		
Mining Resources	7,230,538	5,945,415
Investment Property	61,436	61,436
Tangible Movable Fixed Assets	101,877	34,781
Total Fixed Assets	7,393,851	6,041,632
Marketable Securities	12,063,325	-
	19,457,176	6,041,632
Current Assets		
Cash at Bank	50,847	1,151,898
Receivables	59,124	71,431
Total Current Assets	109,971	1,223,329
Current Liabilities		
Accounts Payable	(6,260,216)	(829,142)
Total Fixed Assets less Current Liabilities	1,133,635	5,212,490
Creditors: amounts falling due after more than one year	-	(267,594)
Total Net Assets	$ 13,306,931	$ 6,168,225
Capital and Reserves		
Called up Share Capital	72,156	66,734
Share Premium Account	12,383,442	8,627,648
	12,455,598	8,694,382
Non Distributable Reserve Arising from Improvements to Mining Property	794,240	-
Profit and Loss account	57,093	(2,526,157)
Total Shareholders' Funds	$ 13,306,931	$ 6,168,225
Total number of shares issued	7,215,605	6,673,360

Note

Comparative figures relating to the capitalisation of mining lease payments and exploration expenditure have been adjusted to effect a more meaningful comparison.

82-34988

ROCHE BAY PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 60527

FUNDS FLOW STATEMENT

For the six months ended 30 September 2007

	30 Sept 2007 $	30 Sept 2006 $
Opening Bank Balance	164,636	-
Closing Bank Balance	50,847	1,151,898
Increase (Decrease) in Bank Balance for the period	$ (113,789)	$ 1,151,898
Made up as follows:		
Sources of Funds		
Net Profit (Loss) Per Accounts	7,631,510	(761,907)
Reverse Expenses not affecting the flow of funds		
Shares issued for services	3,265,916	-
Depreciation	13,942	-
Adjusted Net Profit (Loss)	10,911,368	(761,907)
Dividends	4,170,867	-
Retained Profit (Accumulated Loss) representing a source of funds	6,740,501	(761,907)
Shares Issued for Cash	-	3,188,412
Increase in Accounts Payable	5,337,011	62,781
Total Source of Funds	$ 12,077,512	$ 2,489,286
Application of Funds		
Increase in Fixed Assets		
Mining Leases Paid	15,010	20,157
Mining Exploration Capitalised	102,440	1,149,582
Investment Property	-	61,436
Tangible Movable Fixed Assets	-	34,781
Increase in Securities Held	12,063,325	-
Increase in Accounts Receivable	10,526	71,432
Total Application of Funds	$ 12,191,301	$ 1,337,388
Total Source of Funds	12,077,512	2,489,286
Total Application of Funds	12,191,301	1,337,388
Increase (Decrease) in Bank Balance as above	$ (113,789)	$ 1,151,898

END